September 9, 2025

Charles Merdian
Chief Financial Officer
LGI Homes, Inc.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas 77380

       Re: LGI Homes, Inc.
           Form 10-K for the year ended December 31, 2024
           Filed on February 26, 2025
           Form 8-K filed on February 25, 2025
           File No. 001-36126
Dear Charles Merdian:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction